SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b),(c) AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                              (Amendment No. 4)(1)

                           Sonus Pharmaceuticals, Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.001 par value
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  835692 10 4
-------------------------------------------------------------------------------
                                 (CUSIP Number)

                               December 31, 2006
-------------------------------------------------------------------------------
              Date of Event Which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [   ] Rule 13d-1(b)
         [ X ] Rule 13d-1(c)
         [   ] Rule 13d-1(d)


------------------------------

          (1)The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 835692 10 4                                        Page 2 of 4 Pages

-------------------------------------------------------------------------------
1)  Name of Reporting Person           Domain Public Equity Partners, L.P.
-------------------------------------------------------------------------------
2)  Check the Appropriate Box          (a)  [   ]
    if a Member of a Group             (b)  [   ]
-------------------------------------------------------------------------------
3)  SEC Use Only
-------------------------------------------------------------------------------
4)  Citizenship or Place               Delaware
    of Organization
-------------------------------------------------------------------------------
Number of                  5) Sole Voting       1,457,167 shares
Shares Beneficially           Power             of Common Stock
Owned by Each                                   (including shares issuable upon
Reporting Person                                exercise of warrants)
With                       ----------------------------------------------------
                           6) Shared Voting
                              Power                    -0-
                           ----------------------------------------------------
                           7) Sole
                              Dispositive       1,457,167 shares
                              Power             of Common Stock
                                                (including shares issuable upon
                                                exercise of warrants)
                           ----------------------------------------------------
                           8) Shared
                              Dispositive Power        -0-
                           ----------------------------------------------------

9)   Aggregate Amount Beneficially              1,457,167 shares
     Owned by Each Reporting person             of Common Stock
                                                (including shares issuable upon
                                                exercise of warrants)
-------------------------------------------------------------------------------
10)  Check if the Aggregate
     Amount in Row (9)
     Excludes Certain Shares
-------------------------------------------------------------------------------
11)  Percent of Class Represented by            3.9%
     Amount in Row (9)
-------------------------------------------------------------------------------
12)  Type of Reporting Person                   PN

CUSIP No. 835692 10 4                                        Page 3 of 4 Pages


                Amendment No. 4 to Schedule 13G (Final Amendment)
                -------------------------------------------------

          Reference is hereby made to the statement on Schedule 13G originally filed with the Securities and Exchange Commission on August 6, 2003, Amendment No. 1 thereto filed on January 22, 2004, Amendment No. 2 thereto filed on January 20, 2005 and Amendment No. 3 thereto filed on January 19, 2006 (as so amended, the "Schedule 13G"). Terms defined in the Schedule 13G are used herein as so defined.

          The following Items of the Schedule 13G are hereby amended and restated to read in their entirety as follows:

Item 4 - Ownership.

                (a)  Amount Beneficially Owned:

                1,457,167 shares of Common Stock (including shares issuable upon exercise of warrants)

                (b)      Percent of Class:  3.9%

                (c)      Number of shares as to which such person has:

                (i)      sole power to vote or to direct the vote:

                1,457,167 shares of Common Stock (including shares issuable upon exercise of warrants)

                (ii)     shared power to vote or to direct the vote:  -0-

                (iii)    sole power to dispose or to direct the disposition of:

                1,457,167 shares of Common Stock (including shares issuable upon exercise of warrants)

                (iv) shared power to dispose or to direct the disposition of: -0-

Item 5 - Ownership Of Five Percent Or Less Of A Class.

          If this statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the Common Stock, check the following: [X]

CUSIP No. 835692 10 4                                        Page 4 of 4 Pages


Signature:

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                DOMAIN PUBLIC EQUITY PARTNERS, L.P.
                                By: Domain Public Equity Associates, L.L.C., General Partner

                                By:  Domain Associates, L.L.C., Managing Member

                                By /s/ Kathleen K. Schoemaker
                                  ---------------------------
                                       Managing Member


Date:   February 13, 2007